SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement Under Section 13(e) of the Securities Exchange Act of 1934

and Rule 13E-3 Thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of

the Securities Exchange Act of 1934

GUARANTY BANCSHARES, INC.

(NAME OF THE ISSUER)

GUARANTY BANCSHARES, INC.

GB FACILITATION, INC.

TYSON T. ABSTON

MARTIN BELL

JOHNNY O. CONROY

JONICE CRANE

C.A. HINTON, SR.

CARL JOHNSON, JR.

KIRK LEE

WELDON MILLER

CLIFTON A. PAYNE

BILL PRIEFERT

ARTHUR B. SCHARLACH, JR.

GENE WATSON

(NAME OF PERSON(S) FILING STATEMENT)

COMMON STOCK, $1.00 PAR VALUE

(TITLE OF CLASS OF SECURITIES)

400764 10 6

(CUSIP NUMBER OF CLASS OF SECURITIES)

CLIFTON A. PAYNE

CHIEF FINANCIAL OFFICER

GUARANTY BANCSHARES, INC.

100 W. ARKANSAS

MT. PLEASANT, TEXAS 75455

(903) 572-9881

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

With Copies To:

CHARLOTTE M. RASCHE, ESQ. BRACEWELL & GIULIANI LLP 711 LOUISIANA ST., SUITE 2300 HOUSTON, TEXAS 77002 (713) 223-2300	JUSTIN M. LONG, ESQ. BRACEWELL & GIULIANI LLP 500 N. AKARD, SUITE 4000 DALLAS, TEXAS 75201 (214) 758-1000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$1,481,976	$175

*	For purposes of calculating the fee only. This amount assumes the acquisition of 61,749 shares of common stock of the subject company estimated to be acquired from shareholders in the merger to which this Rule 13e-3 Transaction Statement relates for $24.00 per share. The amount of the filing fee equals $117.70 per $1 million of the aggregate transaction value.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $175

Form or Registration No.: Schedule 14A

Filing Party: Guaranty Bancshares, Inc.

Date Filed: July 11, 2005

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by (1) Guaranty Bancshares, Inc., a Texas corporation (“Guaranty”), (2) GB Facilitation, Inc., a newly-formed, wholly-owned subsidiary of Guaranty (“merger subsidiary”) and (3) each of Tyson T. Abston, Martin Bell, Johnny O. Conroy, Jonice Crane, C.A. Hinton, Sr., Carl Johnson, Jr., Kirk Lee, Weldon Miller, Clifton A. Payne, Bill Priefert, Arthur B. Scharlach, Jr. and Gene Watson in connection with the proposed merger of merger subsidiary with and into Guaranty, with Guaranty being the surviving corporation following the merger. The merger will be effectuated pursuant to an Agreement and Plan of Merger, dated as of June 13, 2005 (the “merger agreement”), between Guaranty and merger subsidiary.

Subject to the terms of the merger agreement, (1) each share of Guaranty’s common stock, par value $1.00 per share (“Guaranty common stock”), held by a shareholder who owns, at the effective time of the merger, fewer than 600 shares of Guaranty common stock in the aggregate, whether of record or in street name, will be converted into the right to receive $24.00 in cash from Guaranty, and (2) each share of Guaranty common stock held by a shareholder who owns, at the effective time of the merger, 600 or more shares of Guaranty common stock in the aggregate, whether of record or in street name, will not be effected by the merger and will remain a validly issued and outstanding share of Guaranty common stock after the merger.

This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement (“Proxy Statement”) filed by Guaranty under Regulation 14A of the Exchange Act pursuant to which the holders of the Guaranty common stock will be given notice of a special meeting of shareholders of Guaranty (the “special meeting”) at which they will be asked to consider and vote upon (1) a proposal to approve the merger agreement, (2) a proposal to approve an amendment to Guaranty’s Articles of Incorporation which will grant Guaranty a right of first refusal with respect to certain future transfers of Guaranty common stock and (3) to transact any other business that may be properly brought before the special meeting. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Proxy Statement of the information required to be included in response to such Item in this Schedule 13E-3. The information contained in the Proxy Statement, including all schedules, exhibits, appendices and annexes thereto is hereby expressly incorporated herein by reference and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the schedules, exhibits, appendices and annexes thereto. All information contained in this Schedule 13E-3 concerning Guaranty has been supplied by Guaranty. A copy of the merger agreement is attached as Appendix A to the Proxy Statement filed by Guaranty contemporaneously herewith and a copy of the full text of the proposed amendment to the Articles of Incorporation is attached as Appendix B to the Proxy Statement. The Proxy Statement is attached hereto as Exhibit (a)(i).

As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement.

All references in this Schedule 13E-3 to Items numbered 1001 through 1016 contained in this Schedule 13E-3 are references to the corresponding Items contained in Regulation M-A under the Exchange Act.

ITEM 1.	SUMMARY TERM SHEET

Item 1001

The information set forth in the Proxy Statement under “Summary Term Sheet” and “Questions and Answers About the Special Meeting and the Merger” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION

Item 1002

(a) Name and Address. The information set forth in the Proxy Statement under “Summary Term Sheet – The Companies” and “Proposal I: Approval of the Merger Agreement – Parties to the Merger” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under “Summary Term Sheet – Shares Entitled to Vote; Quorum and Vote Required” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

(c)-(d) Trading Market and Price; Dividends. The information set forth in the Proxy Statement under “Information About Guaranty and Its Affiliates – Market for Common Stock and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. Not applicable.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under “Information About Guaranty and Its Affiliates - Guaranty Common Stock Purchase and Sale Information” is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

Item 1003

(a) Name and Address. The information set forth under “Summary Term Sheet – The Companies,” “Proposal I: Approval of the Merger Agreement – Parties to the Merger” and “Information About Guaranty and Its Affiliates - Directors and Executive Officers of Guaranty” is incorporated herein by reference.

(b) Business and Background of Entities. Not applicable.

(c) Business and Background of Natural Persons. The information set forth in the Proxy Statement under “Information About Guaranty and Its Affiliates - Directors and Executive Officers of Guaranty” is incorporated herein by reference.

During the last five years, neither Guaranty nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Each executive officer and director of Guaranty is a citizen of the United States of America.

ITEM 4.	TERMS OF THE TRANSACTION

Item 1004

(a) Material Terms. The following information is incorporated by reference from the Proxy Statement: “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Merger,” “Special Factors – Alternatives Considered,” “Special Factors – Background of the Merger,” “Special Factors – Effects of the Merger on Guaranty,” “Special Factors – Effects of the Merger on Shareholders Generally,” “Special Factors – Effects of the Merger on Affiliated Shareholders,” “Special Factors – Anticipated Accounting Treatment,” “Special Factors – Material U.S. Federal Income Tax Consequences,” “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required,” “Proposal I: Approval of the Merger Agreement – Structure of the Merger” and “Proposal I: Approval of the Merger Agreement – Conversion of Shares in the Merger.”

(c) Different Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Effects of the Merger on Guaranty,” “Special Factors – Effects of the Merger on Shareholders,” “Proposal I: Approval of the Merger Agreement – Structure of the Merger” and “Proposal I: Approval of the Merger Agreement – Conversion of Shares in the Merger” is incorporated herein by reference.

(d) Appraisal Rights. The information set forth in the Proxy Statement under “Summary Term Sheet – Appraisal Rights of Shareholders” and “Proposal I: Approval of the Merger Agreement – Dissenters’ Rights of Appraisal” is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger” and “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Item 1005

(a) Transactions. Many of the directors, executive officers and principal shareholders of Guaranty (i.e., those who own 10% or more of the Guaranty common stock) and their associates, which include corporations, partnerships and other organizations in which they are officers or partners or in which they and their immediate families have at least a 5% interest, are customers of Guaranty’s wholly-owned subsidiary, Guaranty Bond Bank (the “Bank”). During 2004 and the interim period in 2005 through the date hereof, the Bank made loans in the ordinary course of business to many of the directors, executive officers and principal shareholders of Guaranty and their associates, all of which were on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unaffiliated with Guaranty and did not involve more than the normal risk of collectability or present other unfavorable features. Loans to directors, executive officers and principal shareholders of Guaranty are subject to limitations contained in the Federal Reserve Act the principal effect of which is to require that extensions of credit by the Bank to executive officers, directors and principal shareholders and their affiliates satisfy the foregoing standards. As of March 31, 2005, all of such loans aggregated $17.3 million, which was approximately 36.7% of Guaranty’s Tier I capital at such date. Guaranty expects the Bank to continue to enter into such transactions, or transactions on a similar basis, with the directors, executive officers and principal shareholders of Guaranty and the Bank and their associates in the future.

(b)-(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “Special Factors – Conduct of Guaranty’s Business After the Merger” is incorporated herein by reference.

(e) Agreements Involving the Subject Company’s Securities. None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 1006

(b) Use of Securities Acquired. The shares of Guaranty common stock converted in the merger into the right to receive $24.00 in cash will, after the merger, be cancelled and included in Guaranty’s authorized but unissued shares and would be available for issuance in the future.

(c)(1)-(8) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Background of the Merger,” “Special Factors – Conduct of Guaranty’s Business After the Merger,” “Special Factors – Effects of the Merger on Guaranty,” “Information About Guaranty and Its Affiliates – Market for Common Stock and Dividends,” “Proposal I: Approval of the Merger Agreement” and “Proposal II: Approval of the Amendment to the Articles of Incorporation” is incorporated herein by reference.

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Item 1013

(a) Purposes. The information set forth in the Proxy Statement under “Summary Term Sheet – Reasons for the Merger,” “Special Factors – Purpose and Reasons for the Merger” and “Special Factors – Background of the Merger” is incorporated herein by reference.

(b) Alternatives. The information set forth in the Proxy Statement under “Special Factors – Alternatives Considered” is incorporated herein by reference.

(c) Reasons. The information set forth in the Proxy Statement under “Summary Term Sheet – Reasons for the Merger,” “Special Factors – Purpose and Reasons for the Merger” and “Special Factors – Background of the Merger” is incorporated herein by reference.

(d) Effects. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors – Purpose and Reasons for the Merger,” “Special Factors – Effects of the Merger on Guaranty,” “Special Factors – Effects of the Merger on Shareholders Generally,” “Special Factors – Effects of the Merger on Affiliated Shareholders,” “Special Factors – Material U.S. Federal Income Tax Consequences” and “Special Factors – Conduct of Guaranty’s Business After the Merger” is incorporated herein by reference.

ITEM 8.	FAIRNESS OF THE TRANSACTION

Item 1014

(a)-(e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Proxy Statement under “Summary Term Sheet – Fairness of the Transaction,” “Summary Term Sheet – Shares Entitled to Vote; Quorum and Vote Required,” “Special Factors – Purpose and Reasons for the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal,” “Special Factors - Fairness Determination by Merger Subsidiary and Filing Persons” and “Special Factors – Opinion of Independent Financial Advisor” is incorporated herein by reference.

(f) Other Offers. Not applicable.

ITEM 9.	REPORTS, OPINION, APPRAISALS, AND CERTAIN NEGOTIATIONS

Item 1015

(a)-(b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under “Special Factors – Background of the Merger,” “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal,” “Special Factors – Fairness Determination by Merger Subsidiary and Filing Persons” and “Special Factors – Opinion of Independent Financial Advisor,” and Appendix C to the Proxy Statement is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Proxy Statement under “Special Factors – Opinion of Independent Financial Advisor” is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Item 1007

(a)-(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under “Summary Term Sheet – Financing of the Merger,” “Special Factors – Effects of the Merger on Guaranty” and “Proposal I: Approval of the Merger Agreement – Source of Funds and Expenses” is incorporated herein by reference.

(c) Expenses. The information set forth in the Proxy Statement under “Special Factors – Fees and Expenses,” “Unaudited Pro Forma Consolidated Financial Information” and “Proposal I: Approval of the Merger Agreement – Source of Funds and Expenses” is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

ITEM 11.	INTERESTS IN SECURITIES OF THE SUBJECT COMPANY

Item 1008

(a) Securities Ownership. The information set forth in the Proxy Statement under “Information About Guaranty and Its Affiliates - Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Proxy Statement under “Information About Guaranty and Its Affiliates – Guaranty Common Stock Purchase and Sale Information” is incorporated herein by reference. Additionally, Guaranty has in place an Employee Stock Ownership Plan (with 401(k) provisions) (“401(k) Plan”), which covers substantially all employees of Guaranty. Five persons, four of whom are members of Guaranty’s Board of Directors, serve as trustees of the 401(k) Plan. On May 24, 2005, the 401(k) Plan purchased 1,000 shares of Guaranty common stock in an open market transaction at a per share price of $20.00.

ITEM 12.	THE SOLICITATION OR RECOMMENDATION

Item 1012

(d)-(e) Intent to Tender or Vote in a Going Private Transaction; Recommendation of Others. The information set forth in the Proxy Statement under “Special Factors – Recommendation of the Board of Directors; Fairness of the Merger Proposal” and “The Special Meeting – Shares Entitled to Vote; Quorum and Vote Required” is incorporated herein by reference.

ITEM 13.	FINANCIAL STATEMENTS

Item 1010

(a) Financial Information.

The audited consolidated financial statements of Guaranty as of December 31, 2004, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2004 are incorporated by reference in the Proxy Statement from Guaranty’s Annual Report on Form 10-K for the year ended December 31, 2004. The unaudited consolidated financial statements of Guaranty as of March 31, 2005 and 2004 and for the three months then ended are incorporated by reference in the Proxy Statement from Guaranty’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. The information in the Proxy Statement referred to in “Where You Can Find More Information,” “Selected Historical Consolidated Financial Data” and “Consolidated Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

(b) Pro forma Information. The information set forth in the Proxy Statement under “Unaudited Pro Forma Consolidated Financial Information” is incorporated herein by reference.

ITEM 14.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

Item 1009

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting – Solicitation of Proxies and Expenses” is incorporated herein by reference.

ITEM 15.	ADDITIONAL INFORMATION

Item 1011

(b) Other Material Information. The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

ITEM 16.	EXHIBITS

Item 1016

(a)(i) Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by Guaranty with the SEC on July 11, 2005 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii) Press Release issued by Guaranty on June 7, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Guaranty with the SEC on June 8, 2005).

(c)(i) Opinion of Hoefer & Arnett, Incorporated, dated June 7, 2005 (incorporated herein by reference to Appendix C to the Proxy Statement).

(c)(ii) Fair Value of the Outstanding Common Stock presented by Hoefer & Arnett, Incorporated to the Board of Directors of Guaranty, dated as of May 17, 2005.

(d)(i) Agreement and Plan of Merger, dated as of June 13, 2005, by and between Guaranty and GB Facilitation, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).

(f) Articles 5.11 through 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix D of the Proxy Statement).

(g) Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

DATE	GUARANTY BANCSHARES, INC.

July 11, 2005	By:	/s/ TYSON T. ABSTON
Tyson T. Abston, President

GB FACILITATION, INC.

July 11, 2005	By:	/s/ ARTHUR B. SCHARLACH, JR.
Arthur B. Scharlach, Jr., President

POWER OF ATTORNEY

This Schedule 13E-3 has been signed below by the following persons as Filings Persons and on the date indicated. Each person whose signature appears below in so signing also makes, constitutes and appoints Arthur B. Scharlach, Jr. and Clifton A. Payne, as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Schedule 13E-3, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, each acting alone, full power and authority to do and perform each and every act on behalf of the undersigned required to be done in connection therewith.

After due inquiries and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

Dated: July 11, 2005	/s/ TYSON T. ABSTON Tyson T. Abston

Dated: July 11, 2005	/s/ MARTIN BELL Martin Bell

Dated: July 11, 2005	/s/ JOHNNY O. CONROY Johnny O. Conroy

Dated: July 11, 2005	/s/ JONICE CRANE Jonice Crane

Dated: July 11, 2005	/s/ C.A. HINTON, SR. C.A. Hinton, Sr.

Dated: July 11, 2005	/s/ CARL JOHNSON, JR. Carl Johnson, Jr.

Dated: July 11, 2005	/s/ KIRK LEE Kirk Lee

Dated: July 11, 2005	/s/ WELDON MILLER Weldon Miller

Dated: July 11, 2005	/s/ CLIFTON A. PAYNE Clifton A. Payne

Dated: July 11, 2005	/s/ BILL PRIEFERT Bill Priefert

Dated: July 11, 2005	/s/ ARTHUR B. SCHARLACH, JR. Arthur B. Scharlach, Jr.

Dated: July 11, 2005	/s/ GENE WATSON Gene Watson

EXHIBIT INDEX

Exhibit Number	Description
(a)(i)	Preliminary Proxy Statement on Schedule 14A, including all appendices thereto, filed by Guaranty with the SEC on July 11, 2005 (incorporated herein by reference) (the “Proxy Statement”).

(a)(ii)	Press Release issued by Guaranty on June 7, 2005 (incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Guaranty with the SEC on June 8, 2005).

(c)(i)	Opinion of Hoefer & Arnett, Incorporated, dated June 7, 2005 (incorporated herein by reference to Appendix C to the Proxy Statement).

(c)(ii)	Fair Value of the Outstanding Common Stock presented by Hoefer & Arnett, Incorporated to the Board of Directors of Guaranty, dated as of May 17, 2005.

(d)(i)	Agreement and Plan of Merger, dated as of June 13, 2005, by and between Guaranty and GB Facilitation, Inc. (incorporated herein by reference to Appendix A to the Proxy Statement).

(f)	Articles 5.11 through 5.13 of the Texas Business Corporation Act (incorporated herein by reference to Appendix D of the Proxy Statement).

(g)	Not applicable.